Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, July 9, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Law 18,045 and General Rule No. 30, duly authorized by the Board in the session held on June 30, 2020, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Company”, terms that include its subsidiaries, when applicable), the following:

1.	Formalizing of the second tranche of DIP financing (Debtor in possession financing):

Today, LATAM formalized the second tranche called Tranche A of the DIP financing proposal (Debtor in possession financing) before the Court of the Southern District of New York in the framework of the Procedure of Chapter 11. The Tranche A amounts to US$1,300 million, which has been committed by the investment group Oaktree Capital Management L.P. and its subsidiaries.

This proposal must be reviewed and approved by the Court of New York in the coming days, as well as the first tranche previously announced to the market, called Tranche C, which consists of US$900 million committed by the shareholders Qatar Airways and the Cueto and Amaro families, and that includes an upsize of US$250 million so that other shareholders can subscribe in Chile, once it is approved by the Court.

2.	Incorporation of LATAM Airlines Brazil to Chapter 11 in the United States:

LATAM Airlines Brazil, a Company’s subsidiary, announced today that it will join the Company’s financial reorganization in the United States, including its intermediate parent company in Chile, Holdco I S.A., its parent company in Brazil, TAM S.A., and its subsidiaries Multiplus Corretora de Seguros Ltda., ABSA - Aerolinhas Brasileiras S.A., Prismah Fidelidade Ltda., Fidelidade Viagens e Turismo S.A. and TP Franchising Ltda.

As informed on May 26, 2020, LATAM began a reorganization process in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary request for protection (the “Chapter 11 Procedure”), which did not include the Brazilian subsidiary at that time.

Due to the prolongation of the Coronavirus pandemic, LATAM Airlines Brazil announced its integration to the Chapter 11 Procedure of the Company, to restructure its financial liabilities and efficiently manage its fleet, maintaining its operational continuity, in addition to facilitating its access to DIP financing (Debtor in possession financing).

Sincerely,

Roberto Alvo M.

Chief Executive Officer

LATAM Airlines Group S.A.